SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number: 033-01599

                              CUSIP No.: 611743105

                           NOTIFICATION OF LATE FILING

|_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q and Form 10-QSB |_| Form N-SAR

For Period Ended: June 30, 1999

|_| Transition Report on Form 10-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F
|_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

For Transition Period Ended: Not applicable.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: MonsterDaata.com, Inc.

Former name, if applicable: Not Applicable

Address of principal executive office: 115 Stevens Avenue

City, state and zip code: Valhalla, NY 10595

                                     PART II
                             RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X| (a) The reason described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c) The accountant's statement or other exhibit required by Rule 12b-25
      (c) has been attached, if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Prior to April 2, 1999, MonsterDaata.com, Inc. (the "Company") had no operations. On April 2, 1999, the Company consummated the acquisition (the "Acquisition") of an operating entity, Taconic Data Corp., which thereby became a majority-owned subsidiary of the Company and which now comprises all of the Company's operations.

The delay in filing the Quarterly Report on Form 10-QSB for the period ended June 30, 1999 (the "Form 10-QSB") resulted primarily from significant changes in the Company's operations for the reason described above, which has been previously detailed in the Company's filings with the Commission in a Current Report on Form 8-K filed on April 16, 1999 and in an Amendment to such Current Report filed on June 15, 1999. As a result of the significant time and effort expended by the Company's management and its outside auditors in connection with the preparation of the Form 10-QSB filing referred to above, and because the Company is still in the process of completing the analysis of its results of operations for the second quarter of 1999, the Company will not be in a position to file timely its Form 10-QSB.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

            James Garfinkel         (914)          747-9100
                  (Name)         (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s).

                                 |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is still in the process of completing the analysis of its results of operations for the quarter ended June 30, 1999. Based on the Company's results of operations for the quarter ended June 30, 1998, however, it


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

appears that the earnings statements contained in the Form 10-QSB for the fiscal quarter ended June 30, 1999 will reflect significant changes in the Company's results of operations from the corresponding period in the prior fiscal year. This is due to the Acquisition described above. The Company is working with its outside auditors to review the Company's financial records and quantify the amount of any change from the corresponding period in the prior fiscal year. Until this review is completed, however, no estimate can be made of the extent to which the Company's results of operations will deviate from those reported during the corresponding period in the prior fiscal year.

                             MonsterDaata.com, Inc.
                             ----------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 13, 1999             By: /s/ James Garfinkel
                                  --------------------------------------------
                                  James Garkinkel
                                  Treasurer, Secretary and Vice President
                                  (Principal Financial and Accounting Officer)


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